[redacted]

06011443

RECEIVED

2006 MAR -8 P 12:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 6, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
<u>Rule 12g3-2(b) Exemption: Documents</u>

SUPPL

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

dle 3/8

PAGE 1 OF 37 PAGES
EXHIBIT INDEX ON P. 3

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex

Tab A: Document Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

p.4	1	Financial Results for the Third Quarter of Fiscal 2005 (April 1, 2005 to December 31, 2005)	January 31, 2006
p.11	2	Forecast for Fiscal 2005 (April 1, 2005 to March 31, 2006)	March 2, 2006

Tab B: News Releases Released on the Company's Homepage (December 8, 2005 to present)

Summary of Consolidated Operating Results for the Third Quarter of Fiscal 2005

January 31, 2006

Listed Company Name: Nippon Steel Corporation

(Code No.: 5401;
Tokyo,Osaka,Nagoya,Fukuoka,Sapporo
Stock Exchange)

(URL http://www.nsc.co.jp)
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center

Tel: 81-3-3275-5014

1. Basis of Presenting Quarterly Financial Information

1) Adoption of concise accounting method: Yes
A concise accounting method has been adopted partly for the standards to appropriate corporate taxes, allowances and other items.

2) Changes in accounting methods from most recent consolidated fiscal year: No

3) Changes in the scope of consolidation and application of the equity method: Yes
Consolidation (newly included): 13 (excluded): 15
Equity method (newly applied): 2 (excluded): 4

2. Outline of Financial and Operating Results up to the Third Quarter of Fiscal 2005 (April 1, 2005 to December 31, 2005)

Outline of Operating Results

	Sales		Operating profits		Ordinary profits	
	¥million	(%)	¥million	(%)	¥million	(%)
Third quarter of fiscal 2005	2,816,106	18.9	424,454	58.3	416,777	72.0
Third quarter of fiscal 2004	2,368,760	-	268,081	-	242,321	-
(Reference) Fiscal 2004	3,389,356		429,948		371,446	

	Net income		Net income per share
	¥million	(%)	¥
Third quarter of fiscal 2005	270,108	83.6	40.05
Third quarter of fiscal 2004	147,114	-	21.85
(Reference) Fiscal 2004	220,601		32.73

Notes
1) Amounts below ¥1 million are rounded down.
2) Percentages for sales, operating profits, ordinary profits and net income indicate changes over the corresponding term of the previous fiscal year.

Outline of Financial Results

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
	¥million	¥million	%	¥
Third quarter of fiscal 2005	4, 450, 784	1, 607, 530	36. 1	238. 03
Third quarter of fiscal 2004	-	-	-	-
(Reference) Fiscal 2004	3, 872, 110	1, 188, 409	30. 7	176. 21

Notes Due to commencement of information disclosure on the quarterly financial results as from the first quarter of fiscal 2005, we have not made reference to the results for the corresponding quarter of the previous year.

(Reference)
The full-year forecast for consolidated operating results in fiscal 2005 (April 1, 2005 to March 31, 2006) is slated for release, as usual, at the beginning of March 2006. No revisions have been made to the forecast released in the interim-term business report (April to September 2005).

3. Segment Information
(Information of business segment)

Third quarter of fiscal 2005 (April 1, 2005 to December 31, 2005)

(¥million)

	Steelmaking and steel fabrication	Engineering and Construction	Urban development	Chemicals and nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Sales	2, 271, 365	199, 717	54, 228	277, 241	95, 265	50, 676	2, 948, 495	(132, 389)	2, 816, 106
Operating costs and expenses	1, 879, 914	199, 835	47, 822	257, 336	88, 556	50, 815	2, 524, 280	(132, 629)	2, 391, 651
Operating profits	391, 451	(118)	6, 406	19, 904	6, 709	(139)	424, 215	239	424, 454

Third quarter of fiscal 2004 (April 1, 2004 to December 31, 2004)

(¥million)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Sales	1, 900, 979	134, 800	47, 150	242, 037	92, 523	55, 335	2, 472, 826	(104, 066)	2, 368, 760
Operating costs and expenses	1, 657, 720	139, 762	42, 297	223, 491	86, 507	54, 785	2, 204, 565	(103, 886)	2, 100, 679
Operating profits	243, 259	(4, 962)	4, 852	18, 546	6, 015	550	268, 261	(180)	268, 081

General Information on Consolidated Operating Performance

The Japanese economy continues to recover thanks to increasing exports, expanding equipment investment by private enterprise and steady growth in personal consumption spurred by higher earnings and rising employment.

In the steelmaking and steel fabrication sector, whereas domestic demand for steel in civil engineering area still shows a decreasing trend, demand in the building construction area is firm due to high levels of activity in housing and plant construction. Manufacturing industries, such as automobiles, shipbuilding and industrial machinery, continue to generate strong demand due to thriving demand in both of domestic and overseas markets.

In steel product exports, demand remains steady in the manufacturing industries of East Asia which serve as Nippon Steel's main market. Supply and demand in the export market remains tight for high-grade steel products but is loosening for commodity-grade steel products due to increased production caused by expanding production capacity in China. As a result, a bipolar trend in demand is becoming apparent.

Given these circumstances, Nippon Steel views the maintenance and improvement of steel product sales prices as its first priority. In addition, in an increasingly bipolar demand environment for high-grade and commodity-grade steel products, Nippon Steel is exerting maximum effort to implement production and shipping operations that will steadily respond to firm demand for high-grade steel products. At the same time, the company is working to establish a sound supply and demand situation in the field of commodity-grade products by reducing production—mainly of those for export and steel sheets for domestic market.

In the engineering and construction sector, while a severe operating environment persists in some fields due to reduced public works projects and other factors, Nippon Steel has secured a steady stream of orders supported mainly by robust overseas demand. Further, the company is doing its utmost to improve profitability through cost cutting. In the urban development sector, operations centered on condominium sales in the metropolitan Tokyo area are steady, with achievements running nearly as planned. In the chemicals and nonferrous materials sector, in spite of chemicals market softening that has adversely affected operating results in the chemicals sector, operations in the sector are progressing nearly as planned, and demand remains steady in IT- and digital-related fields, the main markets in the new materials sector. As a result, operating results in the chemicals and nonferrous materials sector as a whole are firm. In the system solutions sector, operations are progressing steadily as planned, supported by steady receipts of inquiries and orders mainly from manufacturing and logistics industries.

Pursuant to the foregoing, settlement of accounts for the period up to the third quarter of fiscal 2005 (April 1, 2005 to December 31, 2005) shows the following consolidated operating results: sales of ¥2,816.1 billion, operating profits of ¥424.4 billion, ordinary profits of ¥416.7 billion, and a net income of ¥270.1 billion.

(Reference)

Recent Quarterly Operating Results

Fiscal 2005 (April 1, 2005 to March 31, 2006)

	1st quarter	2nd quarter	Interim term	[redacted]	Forecast for 2nd half of fiscal 2005 (data released on October 31, 2005)	Forecast for fiscal 2005 (data released on October 31, 2005)
	Apr.-June 2005	July-Sept. 2005	Apr.-Sept. 2005		Oct. 2005-Mar. 2006	Apr. 2005-Mar. 2006
	¥million	¥million	¥million		¥million	¥million
Sales	694,771	858,833	1,553,604		2,061,596	3,615,000
Steelmaking and steel fabrication	738,231	770,874	1,509,105		1,595,895	3,105,000
Engineering and construction	57,283	70,516	127,799		172,201	300,000
Urban development	21,136	17,383	38,519		64,404	103,000
Chemicals and nonferrous materials	86,508	93,551	180,081		190,919	370,000
System solutions	27,382	37,583	64,785		65,214	130,000
Other businesses	17,184	15,875	33,060		34,931	68,000
Elimination of intersegment transactions	(42,778)	(47,177)	(89,953)		(101,047)	(191,000)
Operating profits	140,001	150,225	291,316		233,684	525,000
	[illegible]	[illegible]	[illegible]		[11.3%]	[illegible]
Steelmaking and steel fabrication	137,347	145,133	282,480		198,520	480,000
	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Engineering and construction	▲ 1,401	▲ 1,001	▲ 2,403		11,403	9,000
	[▲2.4%]	[▲1.4%]	[▲1.9%]		[illegible]	[illegible]
Urban development	3,538	987	4,525		5,475	10,000
	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Chemicals and nonferrous materials	6,105	6,538	11,686		14,314	26,000
	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
System solutions	1,886	2,800	4,683		7,317	12,000
	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Other businesses	▲ 104	313	209		▲ 209	0
	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Elimination of intersegment transactions	(1,080)	(▲ 1,270)	(▲ 210)		(210)	(-)
Ordinary profits	153,139	141,343	294,482		209,518	495,000
	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Net income	91,612	104,073	195,685		134,315	330,000
	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Net income per share	13.90	15.43	29.02		18.44	47.45

[ ] : [illegible]

( ) in "Elimination of intersegment transactions" are [illegible] indicate negative numbers

Fiscal 2004 (April 1, 2004 to March 31, 2005)

	1st quarter	2nd quarter	Interim term	3rd quarter	4th quarter	2nd half	Fiscal 2004
	Apr.-June 2004	July-Sept. 2004	Apr.-Sept. 2004	Oct.-Dec. 2004	Jan.-Mar. 2005	Oct. 2004-Mar. 2005	Apr. 2004-Mar. 2005
	¥million	¥million	¥million	¥million	¥million	¥million	¥million
Sales	702,158	807,110	1,509,268	850,404	1,030,506	1,880,980	3,390,356
Steelmaking and steel fabrication	560,305	640,638	1,200,944	682,034	719,783	1,411,787	2,620,732
Engineering and construction	41,953	45,079	87,032	47,767	145,000	192,833	279,866
Urban development	11,042	14,004	25,046	22,103	42,125	64,229	89,275
Chemicals and nonferrous materials	60,817	80,053	150,870	83,467	89,120	172,587	331,158
System solutions	29,001	36,044	65,726	28,706	54,008	80,704	148,531
Other businesses	17,273	19,250	36,529	18,800	20,900	38,715	75,244
Elimination of intersegment transactions	(27,026)	(44,967)	(72,594)	(31,472)	(50,307)	(81,880)	(154,463)
Operating profits	55,980	86,227	142,216	125,884	161,000	287,731	429,940
	[illegible]	[10.7%]	[illegible]	[14.0%]	[15.0%]	[illegible]	[12.7%]
Steelmaking and steel fabrication	52,583	78,000	130,801	112,687	133,006	246,334	376,929
	[illegible]	[11.6%]	[illegible]	[illegible]	[illegible]	[17.4%]	[14.4%]
Engineering and construction	▲ 2,036	▲ 3,725	▲ 5,762	790	11,650	12,450	6,686
	[▲4.9%]	[▲8.3%]	[▲6.6%]	[1.7%]	[illegible]	[illegible]	[2.4%]
Urban development	1,329	435	1,764	3,000	3,851	6,730	8,503
	[12.0%]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Chemicals and nonferrous materials	3,842	7,751	11,593	6,952	7,929	14,781	26,374
	[illegible]	[illegible]	[7.2%]	[illegible]	[illegible]	[illegible]	[illegible]
System solutions	1,610	2,551	4,161	1,854	5,300	7,222	11,384
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other businesses	▲ 420	584	156	303	▲ 105	227	384
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Elimination of intersegment transactions	(900)	(▲ 611)	(289)	(▲ 180)	(141)	(32)	(321)
Ordinary profits	47,479	89,430	136,910	106,602	129,124	235,827	371,446
	[illegible]	[11.0%]	[illegible]	[12.4%]	[12.7%]	[illegible]	[11.0%]
Net income	23,302	57,730	81,030	66,074	73,467	139,561	220,601
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net income per share	3.47	8.59	12.05	9.80	10.90	20.69	32.73

3rd quarter of fiscal 2005: 122.3 billion yen

Forecast for 2nd half of fiscal 2005 × 1/2: 100.3 billion yen

+ 21.0 billion yen

<Breakdown of + 21.0 billion yen>

(1) Seasonal differences between the third and fourth quarters: +17.0 billion yen

Increase of inventory, exchange gain and loss on foreign currency transactions, receipt of dividends, etc.

(2) Others: + 3.0 billion yen

Nippon Steel Corporation
January 31, 2006

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Financial Result for the Third Quarter of Fiscal 2005

Japanese Steel Industry

1. Crude Steel Production

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	28.22	28.16	56.38	28.75	27.76	56.51	112.89
2005FY	28.96	27.83	56.80	27.92	-	-	-

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (millions of tons)	H-flange beams *2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.320
Sep. 2001	6.15	125.4	4.63	0.307
Mar. 2002	5.42	107.6	3.93	0.314
Sep. 2002	5.12	102.2	3.71	0.264
Mar. 2003	5.33	104.0	3.76	0.256
Sep. 2003	5.67	114.1	4.13	0.274
Mar. 2004	5.03	94.7	3.77	0.240
Sep. 2004	5.37	101.3	3.86	0.312
Oct. 2004	5.46	109.2	3.81	0.300
Nov. 2004	5.30	101.4	3.76	0.294
Dec. 2004	5.36	111.1	3.84	0.296
Jan. 2005	5.50	114.2	4.02	0.301
Feb. 2005	5.42	116.2	3.98	0.296
Mar. 2005	5.26	98.2	3.93	0.294
Apr. 2005	5.30	109.6	4.03	0.279
May 2005	5.51	112.2	4.19	0.276
June. 2005	5.48	108.3	4.21	0.274
July. 2005	5.60	114.1	4.30	0.271
Aug. 2005	5.81	125.0	4.66	0.253
Sep. 2005	5.73	111.8	4.58	0.231
Oct. 2005	5.79	111.7	4.56	0.231
Nov. 2005	5.59	108.4	4.43	0.231
Dec. 2005*3	5.55	117.1	4.28	0.246

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3 Preliminary report

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	7.00	7.66	14.65	7.66	7.75	15.41	30.07
2005FY	7.88	7.93	15.81	7.90	-	-	-

4. Crude Steel Production

(Consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	7.78	8.30	16.08	8.34	8.37	16.71	32.79
2005FY	8.56	8.52	17.08	8.34	-	-	-

(Non-consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	7.04	7.57	14.61	7.61	7.66	15.27	29.88
2005FY	7.85	7.88	15.73	7.62	-	-	-

5. Steel Products Shipment

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	6.94	7.36	14.29	7.41	7.81	15.22	29.51
2005FY	7.43	7.33	14.76	7.17	-	-	-

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	55.9	60.1	58.1	63.0	66.6	64.9	61.6
2005FY	70.8	(*) 76.0	73.4	75.6	-	-	-

(*) The increase of the average price for the 2nd quarter (compared to that for the 1st quarter) includes positive price adjustments to the 1st quarter sales.

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	29.8	32.3	31.1	31.0	33.0	32.1	31.6
2005FY	32.2	31.1	31.6	29.8	-	-	-

8. Foreign Exchange Rate

(¥/US$)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	109	110	109	107	104	106	107
2005FY	107	112	109	116	-	-	-

9. Breakdown of Special Profit and Losses(Consolidated)

(billions of yen)

	1st half	3rd quarter	Cumulative total of 9 months
Gain on sales of tangible fixed assets	76	17	94
Gain on sales of investments in securities	3	24	27
total	80	42	122

Nippon Steel Corporation

March 2, 2006

Listed Company Name: Nippon Steel Corporation
(URL http://www.nsc.co.jp)
Representative: Akio Mimura, Representative Director and President
(Code No.: 5401; Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges)
Contact: Tatsuro Shirasu, General Manager, Public Relations Center (Tel: 81-3-3275-5014)

Forecast for Fiscal 2005 Operating Results

The forecast of operating results of Nippon Steel Corporation for fiscal 2005 (April 1, 2005 to March 31, 2006) is outlined below.

1. Forecast for Consolidated Operating Results for Fiscal 2005 (April 1, 2005 to March 31, 2006)

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	3,900	535	515	330
Previous forecast (B)	3,865	525	495	320
Increase/Decrease (A–B)	+35	+10	+20	+10
% change	+0.9%	+1.9%	+4.0%	+3.1%
(Reference) Results in fiscal 2004	3,389.3	429.9	371.4	220.6

Prospective balance of interest-bearing debts at the end of March 2006	1,140

Forecast for Non-Consolidated Operating Results for Fiscal 2005 (April 1, 2005 to March 31, 2006)

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	2,570	410	370	235
Previous forecast (B)	2,550	400	355	230
Increase/Decrease (A–B)	+20	+10	+15	+5
% change	+0.8%	+2.5%	+4.2%	+2.2%
(Reference) Results in fiscal 2004	2,147.8	303.8	247.8	145.8

2. Forecast for Operating Results for Fiscal 2005 and Term-End Dividend Payment

The Japanese economy continues to recover thanks to increasing exports, expanding equipment investment by private enterprises and steady growth in personal consumption spurred by higher earnings and rising employment.

In the steelmaking and steel fabrication sector, whereas domestic demand for steel products in the civil engineering area still shows a decreasing trend, demand in the building construction area is firm due to high levels of activity in housing and plant construction. Manufacturing industries, such as automobiles, shipbuilding and industrial machinery, continue to generate strong demand for steel products due to thriving demand in both the domestic and overseas markets.

In steel product exports, demand expands continuously in the manufacturing industries of East Asia which serve as Nippon Steel's main market. Supply and demand in the export market remains tight for high-grade steel products but is loosing for commodity-grade steel products due to increased production caused by expanding production capacity in China, and a bipolar trend in the overall export steel market still continues.

Nippon Steel views the maintenance and improvement of steel product sales prices as its first priority. In addition, in an increasingly bipolar demand environment for both high-grade and commodity-grade steel products, Nippon Steel is exerting maximum effort to implement production and shipping operations that will steadily respond to firm demand for high-grade steel products. At the same time, the company is working to establish a sound supply and demand situation in the field of commodity-grade steel products by reducing production—mainly those for exports and steel sheets for the domestic market.

In the engineering and construction sector, while a severe operating environment persists in some fields due to reduced public works projects and other factors, Nippon Steel has secured a steady stream of orders supported mainly by robust overseas demand. Further, the company is doing its utmost to improve profitability through cost cutting. In the urban development sector, operations centered on condominium sales in the Tokyo metropolitan area are attaining favorable results. In the chemicals and nonferrous materials sector, demand remains steady in the IT- and digital fields, the main market in the new materials sector, whereas in the chemicals sector, spiraling raw material costs and a softening of the chemicals market have adversely affected operations. As a result, operating results in the chemicals and new materials sector as a whole is expected to record a slight decrease in profits. In the system solutions sector, operations are progressing steadily as planned, supported by steady receipts of inquiries and orders mainly from the manufacturing and distribution industries.

As a result of these developments, the consolidated operating results for fiscal 2005 (April 1, 2005 to March 31, 2006) are expected to be as follows: net sales of approximately ¥3,900 billion, operating profits of approximately ¥535 billion, ordinary profits of approximately 515 billion and a net income of approximately ¥330 billion. The non-consolidated operating results are expected to be as follows: net sales of approximately ¥2,570 billion, operating profits of approximately ¥410 billion, ordinary profits of approximately 370 billion and a net income of approximately ¥235 billion.

Nippon Steel, based on previously announced dividend payment policies, intends to make a final decision regarding payment of a term-end dividend when the accounts for fiscal 2005 are settled.

3. Forecast for Operating Results for the Next Term

In the steelmaking and steel fabrication sector, forecasts call for continued robust demand for steel products in both domestic and overseas markets for the next term. The current favorable balance between supply and demand in the field of high-grade steel products is expected to continue. In the field of commodity-grade steel products, while the adverse effect of surplus capacity and production in China on the East Asian market is anticipated, the commodity-grade market in China, which has been on the downward slide since last year, is now beginning to show signs of some pickup. In this situation, forecasts call for further advances in the bipolar trend for high-grade and commodity-grade steel products in the East Asia.

Particularly in the field of high-grade steel products where the enhancement of its technological edge receive much attention, Nippon Steel will continue to constantly tune production and shipping in response to buoyancy in demand. Meanwhile, for commodity steel products, Nippon Steel remains determined to fine-tune production and shipping to accommodate emerging fluctuations in the demand environment.

In operating sectors other than steelmaking and steel fabrication, every possible effort will be directed toward maximizing profitability by reforming of its consolidated management system that make the most of the strengths peculiar to each business sector.

A recently increasing trend is the worldwide reorganization of steel enterprises. Amidst such circumstances, Nippon Steel together with its subsidiaries and affiliates is determined to reinforce the competitiveness of every business sector by further enhancing its technological edge and reforming of its consolidated management system. This will be accomplished through the steady implementation of a new Medium-Term Consolidated Business Plan that is slated to start in April 2006. The final objective of these efforts is to secure the solid presence of Nippon Steel and its group companies within the world steel industry.

We at Nippon Steel greatly appreciate your understanding of the conditions that currently face us and look forward to your continued support.

(Note)

The information contained herein does not constitute information for disclosure purposes as stipulated in the Securities and Exchange Law of Japan, and as such, no representation or warranty is made regarding the accuracy or completeness of such information. Furthermore, the forecast and other statements concerning future outlook contained herein are based on the information available to Nippon Steel at the date of publication and thus are subject to known and unknown risks, uncertainties and other factors. Investors are advised to refrain from making an investment decision based solely on the information presented herein. Nippon Steel expressly disclaims all liability to any party for any damage incurred in connection with any use of the information contained herein.

[Reference]

Recent Quarterly Operating Results

Fiscal 2005 (April 1, 2005 to March 31, 2006)

[redacted]

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half forecast	[redacted]	Forecast for fiscal 2005 (data released on October 31, 2005)
	Apr.-June 2005	July-Sept. 2005	Apr.-Sept. 2005	Oct.-Dec. 2005	Jan.-Mar. 2006	Oct. 2005-Mar. 2006		Apr. 2005-Mar. 2006
	¥million	¥million	¥million	¥million	¥million	¥million		¥million
Sales	904,771	858,633	1,763,404	932,701	1,083,893	2,036,596		3,865,000
Steelmaking and steel fabrication	738,231	770,674	1,508,905	762,250	804,634	1,566,884		3,065,000
Engineering and construction	57,233	70,515	127,748	71,918	120,282	192,201		300,000
Urban development	21,134	17,383	38,518	18,711	60,771	66,484		103,000
Chemicals and nonferrous materials	86,500	93,581	180,081	97,109	95,758	192,919		370,000
System solutions	27,202	37,583	64,786	30,479	54,734	85,214		150,000
Other businesses	17,194	15,876	33,069	17,608	16,323	33,931		68,000
Elimination of intersegment transactions	(42,776)	(47,177)	(89,953)	(42,436)	(58,610)	(101,047)		(191,000)
Operating profits	146,091 [16.1%]	155,225 [18.1%]	301,316 [17.1%]	122,130 [13.1%]	110,548 [10.2%]	232,684 [11.4%]		525,000 [13.6%]
Steelmaking and steel fabrication	137,347 [18.6%]	145,133 [18.8%]	282,480 [18.7%]	108,970 [14.3%]	86,548 [10.8%]	195,520 [12.5%]		460,000 [15.0%]
Engineering and construction	▲1,481 [▲2.6%]	▲1,001 [▲1.4%]	▲2,483 [▲1.9%]	2,365 [3.3%]	9,118 [7.6%]	11,483 [6.0%]		9,000 [3.0%]
Urban development	3,538 [16.7%]	987 [5.7%]	4,525 [11.7%]	1,891 [10.1%]	6,583 [10.8%]	8,475 [12.7%]		10,000 [9.7%]
Chemicals and nonferrous materials	6,165 [7.1%]	5,520 [5.9%]	11,686 [6.5%]	8,210 [8.5%]	4,095 [4.3%]	12,314 [6.4%]		26,000 [7.0%]
System solutions	1,686 [6.2%]	2,996 [8.0%]	4,682 [7.2%]	2,025 [6.6%]	5,290 [9.7%]	7,317 [8.6%]		12,000 [8.0%]
Other businesses	▲104 [▲0.6%]	313 [2.0%]	209 [0.6%]	▲347 [▲2.0%]	138 [0.8%]	▲209 [▲0.6%]		0 [0.0%]
Elimination of intersegment transactions	(1,080)	(▲1,276)	(▲214)	(▲25)	(1,230)	(1,214)		(-)
Ordinary profits	153,130 [16.9%]	141,343 [16.5%]	294,473 [16.7%]	122,294 [13.1%]	98,222 [9.1%]	220,516 [10.8%]		495,000 [12.8%]
Net income	91,812 [10.1%]	104,073 [12.1%]	195,885 [11.1%]	74,422 [8.0%]	58,891 [5.4%]	134,315 [6.6%]		320,000 [8.3%]
Net income per share	¥ 13.59	¥ 15.43	¥ 29.02	¥ 11.03	¥ 8.82※	¥ 19.86※		¥ 47.45

Fiscal 2004 (April 1, 2004 to March 31, 2005)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2004
	Apr.-June 2004	July-Sept. 2004	Apr.-Sept. 2004	Oct.-Dec. 2004	Jan.-Mar. 2005	Oct. 2004-Mar. 2005	Apr. 2004-Mar. 2005
	¥million	¥million	¥million	¥million	¥million	¥million	¥million
Sales	702,156	807,110	1,509,266	869,404	1,020,585	1,889,989	3,389,354
Steelmaking and steel fabrication	560,305	648,639	1,208,944	692,024	719,753	1,411,787	2,620,732
Engineering and construction	41,953	45,079	87,032	47,757	145,000	192,833	279,866
Urban development	11,042	14,004	25,046	22,103	42,125	64,229	89,275
Chemicals and nonferrous materials	69,517	80,053	150,570	83,407	89,130	172,607	331,168
System solutions	28,001	30,044	58,736	26,786	54,000	80,794	148,531
Other businesses	17,273	19,256	36,529	18,806	20,900	39,715	76,244
Elimination of intersegment transactions	(27,828)	(44,967)	(72,894)	(31,472)	(50,307)	(81,880)	(154,463)
Operating profits	53,989 [7.7%]	88,227 [10.9%]	142,216 [9.4%]	125,604 [14.4%]	161,888 [15.9%]	287,731 [15.3%]	429,946 [12.7%]
Steelmaking and steel fabrication	52,503 [9.4%]	78,098 [12.0%]	130,591 [10.8%]	112,667 [16.3%]	133,666 [18.6%]	246,334 [17.4%]	376,926 [14.4%]
Engineering and construction	▲2,036 [▲4.9%]	▲3,725 [▲8.3%]	▲5,762 [▲6.6%]	796 [1.7%]	11,659 [8.0%]	12,456 [6.5%]	6,696 [2.4%]
Urban development	1,328 [12.0%]	436 [3.1%]	1,764 [7.0%]	3,088 [14.0%]	3,651 [8.7%]	6,739 [10.5%]	8,503 [9.5%]
Chemicals and nonferrous materials	3,842 [5.5%]	7,751 [9.7%]	11,593 [7.7%]	6,862 [8.2%]	7,828 [8.8%]	14,781 [8.6%]	26,374 [8.0%]
System solutions	1,610 [5.8%]	2,551 [7.6%]	4,161 [6.3%]	1,864 [6.9%]	5,368 [9.9%]	7,222 [8.9%]	11,384 [7.7%]
Other businesses	▲438 [▲2.5%]	594 [3.1%]	154 [0.4%]	393 [2.1%]	▲165 [▲0.8%]	227 [0.6%]	384 [0.5%]
Elimination of intersegment transactions	(308)	(▲611)	(298)	(▲100)	(141)	(32)	(321)
Ordinary profits	47,479 [6.8%]	88,439 [11.0%]	135,919 [9.0%]	108,402 [12.4%]	128,124 [12.7%]	235,527 [12.5%]	371,446 [11.0%]
Net income	23,302 [3.3%]	57,726 [7.2%]	81,028 [5.4%]	68,074 [7.8%]	73,487 [7.2%]	139,561 [7.4%]	220,581 [6.5%]
Net income per share	¥ 3.47	¥ 8.56	¥ 12.06	¥ 9.80	¥ 10.90	¥ 20.69	¥ 32.73

[ ] : Return on sales

( ) in "Elimination of intersegment transactions" row indicate negative numbers

※Calculated by subtracting 120 million shares, which is the upper limit on treasury stock obtainable as resolved on at the board meeting on February 14, 2006.

<Breakdown of -24.0 billion yen>
(1) Seasonal differences between the third and fourth quarters: -34.0 billion yen
(Effect of inventory decrease, exchange gain and loss, dividends received, etc.)
(2) Others +10.0 billion yen
(production & delivery increase, etc.)

<Exclusive of a temporary effect of +60.0 billion yen>
Use of raw materials purchased at prices applicable to fiscal 2004 (which is substantially lower than prices applicable to those that will be purchased during fiscal 2005) +20.0 billion yen, Inventory valuation variance +40.0 billion yen.

Nippon Steel Corporation
March 2, 2006

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Forecast for Fiscal 2005

Japanese Steel Industry

1. Crude Steel Production

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	28.22	28.16	56.38	28.75	27.76	56.51	112.89
2005FY	28.96	27.83	56.80	27.91	Approx. 27.94	Approx. 55.85	Approx. *112.65

* estimated figure (Ministry of Economy,Trade and Industry)

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (millions of tons)	H-flange beams *2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.320
Sep. 2001	6.15	125.4	4.63	0.307
Mar. 2002	5.42	107.6	3.93	0.314
Sep. 2002	5.12	102.2	3.71	0.264
Mar. 2003	5.33	104.0	3.76	0.256
Sep. 2003	5.67	114.1	4.13	0.274
Mar. 2004	5.03	94.7	3.77	0.240
Sep. 2004	5.37	101.3	3.86	0.312
Oct. 2004	5.46	109.2	3.81	0.300
Nov. 2004	5.30	101.4	3.76	0.294
Dec. 2004	5.36	111.1	3.84	0.296
Jan. 2005	5.50	114.2	4.02	0.301
Feb. 2005	5.42	116.2	3.98	0.296
Mar. 2005	5.26	98.2	3.93	0.294
Apr. 2005	5.30	109.6	4.03	0.279
May 2005	5.51	112.2	4.19	0.276
June. 2005	5.48	108.3	4.21	0.274
July. 2005	5.60	114.1	4.30	0.271
Aug. 2005	5.81	125.0	4.66	0.253
Sep. 2005	5.73	111.8	4.58	0.231
Oct. 2005	5.79	111.7	4.56	0.231
Nov. 2005	5.59	108.4	4.43	0.231
Dec. 2005	5.55	117.3	4.26	0.246
Jan. 2006*3	5.69	116.8	4.44	0.268

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3 Preliminary report

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2004FY	7.00	7.66	14.65	7.66	15.41	30.07
2005FY	7.88	7.93	15.81	7.90	Approx. 15.50	Approx. 31.30

4. Crude Steel Production

(Consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2004FY	7.78	8.30	16.08	8.34	16.71	32.79
2005FY	8.56	8.52	17.08	8.34	Approx. 16.80	Approx. 33.90

(Non-consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2004FY	7.04	7.57	14.61	7.61	15.27	29.88
2005FY	7.85	7.88	15.73	7.62	Approx. 15.45	Approx. 31.20

5. Steel Products Shipment

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2004FY	6.94	7.36	14.29	7.41	15.22	29.51
2005FY	7.43	7.33	14.76	7.17	Approx. 14.75	Approx. 29.50

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2004FY	55.9	60.1	58.1	63.0	64.9	61.6
2005FY	70.8	(*) 76.0	73.4	75.6	Approx. 75	Approx. 74

(*) The increase of the average price for the 2nd quarter (compared to that for the 1st quarter) includes positive price adjustments to the 1st quarter sales.

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2004FY	29.8	32.3	31.1	31.0	32.1	31.6
2005FY	32.2	31.1	31.6	29.8	Approx. 30	Approx. 31

8. Foreign Exchange Rate

(¥/US$)

	1st quarter	2nd quarter	1st half	3rd quarter	2nd half	total
2004FY	109	110	109	107	106	107
2005FY	107	112	109	116	Approx. 115	Approx. 112

9. Unrealized Gains on Available-for-Sale Securities

(billion yen)

	2005 FY(estimated)	1st half of 2005 FY	2004 FY
Consolidated	598.9 (357.0)	467.4 (278.6)	285.7 (170.3)
Non-consolidated	567.4 (338.2)	435.1 (259.3)	260.7 (155.4)
【Nikkei 225】	【16,205 yen】 (February 28, 2006)	【13,574 yen】	【11,669 yen】

* Figures in parentheses were after adopting deferred tax accounting.

10. Amount of Capital Expenditure and Depreciation

·Capital Expenditure (billion yen)

	2005 FY (estimated)	2004 FY
Consolidated	Approx. 210.0	185.0
Non-consolidated	Approx. 170.0	140.0

·Depreciation (billion yen)

	2005 FY (estimated)	2004 FY
Consolidated	Approx. 192.0	180.5
Non-consolidated	Approx. 140.0	129.9

11. Special Profit and Losses (Consolidated basis)

(billion yen)

	2005 FY (estimated)	2004 FY
Gain on sales of fixed assets	15.0	4.2
Gain on sales of investments in securities	4.0	5.0
Amortization of transition obligation in respect of new accounting standard for retirement benefit	-	▲4.2
Loss on accidents	-	▲3.0
Loss on restrucuring of subsidiary's business structures	-	▲3.9
Special Profit and loss	19.0	▲1.9

December 8, 2005

Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Additional Cross-Purchase of Shares and Enhancement of Cooperation among Nippon Steel, Sumitomo Metals and Kobe Steel

1. Additional Cross-Purchase of Shares

In March 2005, Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: MIMURA Akio) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: TOMONO Hiroshi) ("Sumitomo Metals") and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe, President: INUBUSHI Yasuo) ("Kobe Steel") began deliberating on additional cross-purchase of shares in order to carry out cooperative measures with greater smoothness and efficiency. The three companies came to an agreement on the additional cross-purchase in June, and all the planned acquisition has now been completed.

(1) Nippon Steel and Sumitomo Metals

Nippon Steel now owns 5.01% of the shares of Sumitomo Metals, including the portion it acquired in 2002FY.

- Percentage of shareholding in Sumitomo Metals by Nippon Steel
  2.55% at the end of March 2005 → 5.01% at present
- Amount for additional acquisition: Approximately ¥31 billion

Sumitomo Metals newly acquired Nippon Steel's shares with nearly the same amount as Nippon Steel's acquisition of Sumitomo Metals shares.

- Percentage of shareholding in Nippon Steel by Sumitomo Metals
  0.52% at the end of March 2005 → 1.81% at present
- Amount for additional acquisition: Approximately ¥31 billion

(2) Nippon Steel and Kobe Steel

Each of the two companies newly acquired the other's shares in an amount approximating ¥3 billion, equivalent to the amount for share acquisition made in 2002FY.

- Percentage of shareholding in Kobe Steel by Nippon Steel
  1.80% at the end of March 2005 → 2.05% at present
- Percentage of shareholding in Nippon Steel by Kobe Steel
  0.29% at the end of March 2005 → 0.41% at present

(3) Sumitomo Metals and Kobe Steel

Each of the two companies newly acquired the other's shares in an amount approximating ¥3 billion, equivalent to the amount for share acquisition made in 2002FY.

- Percentage of shareholding in Kobe Steel by Sumitomo Metals
  1.80% at the end of March 2005 → 2.05% at present
- Percentage of shareholding in Sumitomo Metals by Kobe Steel
  1.52% at the end of March 2005 → 1.71% at present

2. Enhancement of Cooperation

As described below, the three companies are pressing ahead with various new cooperative measures, as well as those which have been taken in the past.

a. Since April 2005, Nippon Steel and Kobe Steel have been supplying hot-rolled steel coils to Sumitomo Metals respectively, and Kobe Steel has been supplying hot-rolled titanium sheet for Sumitomo Metals.

b. With respect to joint use of iron- and steelmaking facilities of Sumitomo Metals, Sumitomo Metals has already started supplying steel slabs to Nippon Steel. Similar supply to Kobe Steel is expected to start in the near future. Gradual expansion in quantity and scope of such transaction is intended, including in the area of high-grade steel that is steadily increasing in demand.
   (In June 2005, Nippon Steel and Kobe Steel made 10% (¥3,400 million) and 2% (¥700 million) capital contributions in East Asia United Steel Corporation, respectively.)

The above cooperative relationship in steel production greatly contributes to each company building an efficient production structure.

In addition, the three companies have agreed to the following matters and are proceeding with the discussion and implementation of specific measures:

c. Activities for mutual licensing of technologies aimed to strengthen cost competitiveness and to improve technology of each of the companies in the field of ironmaking.

d. Starting specific activities to cut procurement costs of materials at each of the companies.

Furthermore, Nippon Steel and Sumitomo Metals are jointly pressing on with the following activities:

e. As part of the cooperation in the field of environment and recycling, Nippon Steel will pre-treat waste plastics and Sumitomo Metals will burn them in its coke ovens. (The activities are to be implemented in the first half of 2006FY.)

f. Joint scheme for system back-up in case of disaster.

g. Integration of the roll businesses of subsidiaries of Nippon Steel and Sumitomo Metals (as announced on September 28, 2005).

At the same time, between Nippon Steel and Kobe Steel, the following measures are being discussed:

h. Mutual cooperation in the fields of environment and recycling.

With regard to responses to the changes taking place in the capital market, each of the three companies will basically respond individually to such changes. However, taking into account the current trend in legislation relating to protective measures against takeovers and other issues, the three companies will carry on joint studies and discussions on the subject on a consistent basis as part of their corporation.

The three companies are determined to continue pressing ahead with measures to further strengthen their cooperative relations in pursuit of yet greater individual benefits.

- End -

For more information, please contact:
Nippon Steel Corporation: Public Relations Center, General Administration Div. +81-3-3275-5021,5022
Sumitomo Metal Industries, Ltd.: Public Relations Group, Public Relations & IR Dept. +81-3-4416-6115
Kobe Steel, Ltd.: Publicity Group, Secretariat & Publicity Dept. +81-3-5739-6010

Nippon Steel Corporation
December 14, 2005

Nippon Steel's Medium-Term Consolidated Business Plan (FY2006 through FY2008)

—Striving for sustainable profit growth by reinforcing the competitiveness of its business segments through the enhancement of its technological edge and the reforming of its consolidated management system. —

Under its current medium-term consolidated business plan (FY 2003 through FY 2005), Nippon Steel has been implementing:

- Substantial improvements of its financial structure;
- Completion of selection and concentration of its business segment, and enhancement of overall efficiency; and
- Investment decision aimed at improving both quality and capacity in high value-added market segments that will bring future profit growth in its steel business.

Nippon Steel hereby announces its medium-term consolidated business plan for the period covering FY2006 through FY2008, the main points of which are as outlined below.

●Consolidated Business Plan Targets

(1) Consolidated Financial Targets

(Unit: billion yen/year)

	Target for FY2008	Projection for FY2005*1	Current mid-term Plan for FY2005
Net Sales	Approx. ¥4,200	¥4,000	Approx. ¥2,900
Ordinary Profit (ROS)	¥500 or more (12%)	¥440 *2 (11%)	Approx. ¥250 (Approx. 9%)
Net income (EPS)	¥300 or more (44 yen or more per share)	¥260 (38yen per share)	
Interest bearing debt	¥1,000 or less	¥1,110	Approx. ¥1,600
Debt Equity ratio	0.5 or less	0.74	Approx. 1.6

*1 The projection for the second half of FY2005, disregarding the effects of extraordinary factors, converted to an annual basis.

*2 1) Consolidated ordinary profit projected for the second half of FY2005(announced on October 31, 2005) ¥200 billion

2) Effects of extraordinary factors ¥ 20 billion

- Concentrated incurrence of costs of asset disposal/equipment scrapping ¥15 billion
- Adjustment of domestic inventory of flat steel sheet, etc. ¥ 5 billion

1)+2) Adjusted projection of consolidated ordinary profit for the second half of FY2005 ¥220 billion

→Annual base FY2005 ¥440 billion

(2) Capital Expenditure and Investing and Financing ( ) : Depreciation (Unit: billion yen)

	Plan for FY2006 through FY2008	Estimate for FY2003 through FY2005
Cumulative total	Approx.850 (Approx.630)	Approx.635 (Approx.550)

- With this medium-term plan, Nippon Steel shall aim to achieve both adequate investment for profit growth and further improvement of the overall financial structure.
- Nippon Steel shall maintain its dividend policy based on financial result (Non-consolidated payout ratio: 20% to 30%, Consolidated payout ratio: 15% to 20%).

I. Profit growth through enhancement of technological edge

1. Policy on steel business

●Nippon Steel shall reinforce its technological and manufacturing strengths through the continued enhancement of its superior "technological edge"*with the aim of being the global No. 1 supplier focusing on medium-high grade steels.

* "Technological edge" means the advanced and differentiated position of our ability to develop new products and processes, manufacturing capability, cost competitiveness, equipment technology, etc.

1) Positively and consistently meeting the demand for steel products with a focus on medium-high grade steels through enhanced capabilities to respond to customer needs

(1) Amid the polarization of the global steel supply and demand structure (medium-high grade steels vs. general-purpose steels), Nippon Steel shall strive to meet the demand positively and consistently for medium-high grade steels in the industries such as manufacturing and resources/energy where demand for steel products is expected to expand globally. To achieve this objective, the Company shall pursue to produce highly value-added products that respond to customer needs, propose total solutions to the customers, and keep non-price competitiveness such as product quality, delivery period, etc.

(2) In terms of general-purpose steels, the Company shall strive to supply them on a stable basis to meet increasing demand mainly in Asia while maintaining harmony with the industrial policies of the countries concerned, and thereby strengthen the Company's presence in the market.

2) Reinforcing and expanding Nippon Steel's technological and manufacturing strengths to meet the steel demand positively and consistently

(1) By enhancing its technological edge, Nippon Steel shall strengthen its capability to develop highly value-added products and processes, to manufacture high-quality steel products, to make best use of low-grade raw materials, to take effective environmental measures (e.g., zero emission of pollutants), and to adapt to business environmental changes.

(2) In terms of capacity enhancement, the Company shall reinforce its competitiveness in the iron and steelmaking process and its integrated manufacturing capability for medium-high grade steels from upstream to the finishing lines, through the relining of extra large-scale blast furnaces, the installation of

new-type coke ovens and other investments mainly at Nagoya, Oita and Kimitsu Works in and after FY2006. In so doing, the Company shall seek to enhance its ability to cope with the fluctuation in demand in terms of its production capacity, product quality and operating cost.

(3) To cope with the price hike of raw materials, the Company shall strive to further improve its operational technology to utilize low-grade raw materials.

3) Reinforcing the business basis to spur further advances

(1) Nippon Steel shall continue to enhance its comprehensive cost competitiveness through its technological strengths.

(2) The Company has been renovating and refreshing its key facilities regularly. The Company shall further renovate and refresh its key facilities extensively in order to gain sustainable profit growth and to secure the soundness and advantages of its facilities.

In so doing, the Company shall introduce the most advanced equipment technology and pursue improvement of capacity, quality, and cost, etc. comprehensively, so as to increase the advantage of its own facilities against other new facilities in Asia.

(3) Given the tight supply-demand position of raw materials, the Company shall seek to secure stable raw material supply under long-term arrangements, which include investment in mines.

(4) In addition, the Company shall press on with the rebuilding of its technological and manufacturing strengths at production sites, the improvement and maintenance of its electronic information system, and the implementation of measures of environment protection and disaster prevention.

4) Implementation of measures to strengthen our total profitability and financial structure with group companies

Other group companies in our steel business segment that share the same approach and the same investment strategy especially for medium-high grade steels shall make concerted efforts to strengthen the total profitability and financial structure.

In particular, the overseas group companies shall strive to secure profits by, responding to the market for medium-high grade steel market mainly for automotive use where the demand is expected to expand.

5) Strengthening alliance

Nippon Steel shall strengthen its alliance with companies at home and abroad, specifically Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., POSCO and Arcelor, with which it has entered into a strategic alliance agreement respectively, and pursue further mutual benefits among these allies by deepening alliance activities.

●In other business segments, each business segment subsidiary shall strive to increase the profitability and strengthen the financial structure and establish its presence in the respective markets by developing new products and services based on the technological edge and deploying a customer solution marketing.

2. Nippon Steel Engineering Corporation (provisional name)

(1) With an emphasis placed on the four business fields where demand is regaining momentum (Steel plants, Environmental engineering, Marine construction / energy facilities, and civil construction / building construction / steel structures), the company, as a comprehensive engineering company which has complex business fields, shall contribute to the development of society, industry, and urban infrastructures.

(2) The company shall strive to appropriately meet increasingly diverse social needs by refining its original technologies and products, utilizing its technology to differentiate itself from the competition, and deploying a customer solution marketing.

(3) The company shall manage its public business segment with particular importance on compliance with laws. In terms of bridge and pipeline (for domestic energy and water supply sectors) business, the company shall review its business structure with an emphasis on the characteristics and profitability of the business.

3. Nippon Steel City Produce, Inc.

(1) Aiming to develop urban areas with due consideration for the environment and localities, the company shall strive for integrated activities from the development of land to the operation, maintenance and management of developed areas. Through these activities, the company shall become the "business enterprise that adds value to areas" which can maximize the value of specific areas.

(2) The company shall expand and reinforce its asset value regeneration business, including the redevelopment of urban areas and the rebuilding of condominiums, to maximize the value of real estate property.

(3) The company shall serve to sell and effectively utilize the real estate property owned by Nippon Steel and its subsidiaries and affiliates.

4. Nippon Steel Chemical Co., Ltd.

(1) Aiming to contribute to society and the environment with its original and advanced chemical technology, the company shall strive to enhance the competitiveness of its core businesses (coal chemicals and carbon materials, aromatic chemicals, electronic materials).

(2) The company shall strive to further expand its coal-based chemical business, which is already the largest in Japan.

(3) In addition, the company shall focus on fostering and reinforcing its electronic materials business. Concerning the CCL (adhesive-free Copper Clad Laminate; 'ESPANEX') business, in particular, the company shall strive to maintain and further expand its market share, which is the largest in the world.

5. Nippon Steel Materials Corporation (provisional name)

(1) By supplying original materials and components, mainly to the growing electronics industry, the company shall seek to meet diverse customer needs as a unique manufacturer of materials and components with substantial shares in niche markets.

(2) With the environment/energy business as one of its strategic fields, the company shall develop the seeds of technology accumulated through R&D activities of Nippon Steel into marketable new products.

6. System solution segment (NS Solutions Corporation)

(1) Aiming to maintain its profitability – already the highest level in the industry – and to steadily expand its business, the company shall press ahead with its strategy of differentiation with SLC (system life cycle) total solutions at the core.

(2) Through coordination between its steel-related business and other business, the company shall contribute to the reinforcement of the competitiveness of steel business by means of Information Technology.

II. Reforming of the organization to promote consolidated management

Ever since its foundation, Nippon Steel has continually renovated its organization for consolidated management to successfully respond to changes in the business climate. In the steel business segment, in particular, following the economic recession caused by a marked appreciation of the Japanese yen and the collapse of Japan's "bubble economy", the Company shut down surplus production facilities, undertook a critical review of its production structure and drastically cut costs.

The Company has also consolidated its other business segments into the following five segments to improve the efficiency of its organization for business promotion.

Specifically, three businesses - Urban development, System solutions and Chemicals - have been managed by the separated subsidiaries, while the other two businesses - Engineering and construction and New materials - have been managed by the divisions independently within the Company.

As a result of the above efforts and due to increased global demand, the Company has been able to restore its profitability and improve its financial structure to an appreciable extent and to solidify the foundations for its organization to satisfactorily promote consolidated management.

In view of the ongoing globalization of local economies and the increasingly intense market competition involving increasing M&A activities, in the FY2006-2008 consolidated business plan, the Company shall improve and reform its organization to promote consolidated management as described below in order to make it still more resilient.

With July 2006 as the current deadline, the Company plans to transfer each of Engineering and construction and New materials businesses respectively to what will be a newly established subsidiary. At the same time, the Company will build a new management organization in order to promote six business segments (Steel, Engineering and construction, Urban development, Chemicals, New materials, and System solutions) independently yet concurrently and enable them to achieve self-sustaining development.

By so doing, the Company intends to enable the respective subsidiaries to implement highly responsive and flexible management adapted to the characteristics of their respective business to meet their customer needs.

Through all above, the respective segments shall achieve profit growth and enhance the value of Nippon Steel as a group.

The consolidated corporate functions, including the top management, will be within Nippon Steel Corporation in order to secure the efficiency and effectiveness of those functions. Nippon Steel Corporation will serve as the holding company of other five business segments which will also continue to operate steel business.

The individual business segments are to share the business strategies of Nippon Steel and are designed to maximize the Group's synergy through joint utilization of the R&D functions, etc. vested in the holding company.

[Figure of New Management structure]



・Each of the business segment companies shall have "Nippon Steel" prefixed to its name
・All business segments share Nippon Steel's brand and marks
Nippon Steel Corporation
[Business Segments]
Steelmaking business
[Steelmaking business]
Consolidated corporate functions
Nippon Steel Engineering Corporation (provisional designation))
[Engineering and construction business]
Top Management
Nippon Steel City Produce, Inc.
[Urban development business]
Nippon Steel Chemical Co., Ltd.
[Chemical business]
R & D
Nippon Steel Materials Corporation (provisional designation))
[New materials business]
(Hived off from "Chemical and Nonferrous materials" segment)
NS Solutions Corporation
[System solution business]

●Activities to demonstrate Nippon Steel as a responsible member of society

By implementing the above measures, Nippon Steel shall rebuild the competitiveness of its individual business segments. At the same time, the Company shall contribute to the development of a resource recycling-oriented society through promotion of zero emissions, development of new environment-friendly products, etc., help to curb global warming by saving of energy and reduction of CO_2 emissions, and strictly enforce compliance with laws. All these activities are intended to demonstrate the Company's emergence as a business enterprise trusted absolutely by both society and the markets.

In addition, in accordance with its corporate philosophy, the Company shall strive to further enhance the value of the Nippon Steel brand by having the individual business segments make concerted efforts to attain the Group's objectives while adapting themselves to their own business circumstances.

For more informations, Please contact,
Public Relations Center, General Administration Division TEL +81-3-3275-5021,5022,5023

Reference: Key Financial Targets

1. Consolidated financial targets (Unit: billion yen)

	Target for FY2008	Projection for FY2005
Net Sales	4,200	4,000
Operating Profit (Sales-to-Operating profit ratio)	540 or more (13%)	460 (12%)
Ordinary profit (Sales-to-Ordinary profit ratio)	500 or more (12%)	440 (11%)
Net income (EPS)	300 or more (44 yen or more per share)	260 (38 yen per share)
Return on Assets (ROA)	12%	11%
Interest bearing debt	1,000 or less	1,110
Shareholder's Equity	2,000 or more	1,500
Debt Equity ratio	0.5 or less	0.74

2. Earnings target by segment (Unit: billion yen)

	Target for FY2008			Projection for FY2005		
	Net Sales	Operating Profit	Sales to Operating profit ratio	Net Sales	Operating Profit	Sales to Operating profit ratio
Consolidated Total	4,200	540	13%	4,000	460	12%
Steel *3	3,400	480	14%	3,300	410	12%
Engineering & Construction	350	13	4%	300	9	3%
Urban development	100	10	10%	103	10	10%
Chemical *3	290	26	9%	300	21	7%
New materials *3	60	5	8%	50	3	6%
System solution	170	15	9%	150	12	8%

*3 Changes made to business classification: Concerning "Chemical and nonferrous materials" business, "Chemical" and "New materials" will made into independent segment, titanium and aluminum business will transfer to Steel business.; "Service and Others" business will transfer to steel business

3. Breakdown of operating profit improvement plan for Steel business (Unit: billion yen)

	Difference	Contents
Consolidated Total	70	FY2005 estimate ¥410billion yen → FY2008 ¥480billion yen
1. High-grade steel	80	Response to increased demand and enhancement of value added
2. General purpose steel	▲50	Fluctuations of market and demand
3. Cost reductions	90	·Improvement of technology for utilizing inexpensive low-grade raw materials ·Further energy savings effects ·Renewals of production facilities, etc.
4. Others	▲50	·Cost of reinforcing manufacturing infrastructure (depreciation cost, etc.) ·Effect of relining of blast furnaces, etc.
5. Group companies	~	·Effect of start-up of J/V overseas ·Supply-demand situations for stainless steel, public civil engineering works, etc.

※It is assumed that even if raw material price rise, these effects on earnings would be offset by increased steel product prices.

4.Consolidated Cash Flow Plan (for three years FY2006 through FY2008) (Unit: billion yen)

	Plan for FY2006 through FY2008	Contents	Estimate for FY2003 through FY2005
Operating Cash Flow (before taxes)	1,700	Depreciation 630	147 (Depreciation 550)
Tax payment, etc.	△570		△295
Capex, investing & financing	△850	Capital expenditure 700	△635
Dividends	△130	Payout ratio; Non-consolidated 20~30%, Consolidated15~20%	△ 54
Reduction of Interest bearing debt	△150		△762
Assets reduction	~		276 *4

*4 including liquidation of housing loans; 116 billion yen

21 Dec. 2005
NIPPON STEEL CORPORATION

Agreement concerning Long-term Iron Ore Purchases between Nippon Steel and Major Suppliers (Hamersley Iron, Australia; Robe River, Australia; BHP Billiton, Australia; and CVRD, Brazil)

Nippon Steel Corporation (President: Akio Mimura) has signed an iron ore purchase agreement for 10 years from fiscal 2006 with Hamersley Iron, an Australian iron ore company of the Rio Tinto Group (Rio Tinto, headquartered in London and Melbourne, Chief Executive: Leigh Clifford) for 2 million tons/year of Yandi fine ore (additional) and 2 million tons/year of high-phosphorus Brockman ore (new), which, with 7 million tons/year of Yandi fine ore under the existing agreement, will make a combined total of 11 million tons/year.

Also, Nippon Steel Corporation and Robe River Iron Associates, which is an Australian iron ore joint venture set up by Nippon Steel Corporation, Mitsui & Co., Ltd. (President: Shoei Utsuda), Sumitomo Metal Industries, Ltd. (President: Hiroshi Tomono) and the Rio Tinto Group, have agreed to revise the existing long term agreement so as to take deliveries of 7.5 million tons/year of Robe ore and 3.5 million tons/year of West Angelas ore to a combined total of 11 million tons/year, for about 10 years from fiscal 2006.

Nippon Steel Corporation has also agreed with BHP Billiton (headquartered in London and Melbourne, CEO: Charles Goodyear) to revise the long term agreement to purchase 2 million tons/year of Yandi fine ore and 2 million tons/year of Newman ore, totaling 4 million tons/year, for 7 years from fiscal 2006.

Another long term agreement has been entered into between Nippon Steel Corporation and CVRD (headquartered in Rio de Janeiro, President: Roger Agnelli) for 1 million tons (additional) (for 5 years from fiscal 2006) and 2 million tons (additional) (for 10 years from fiscal 2006) to be shipped from Itaguai Port. Combined with the 3 million tons/year of Southern ore and the 4 million tons of Northern ore under the existing agreement, the total contract tonnage with CVRD will be 10 million tons/year.

It is Nippon Steel Corporation's firm belief that these long term arrangements with major iron ore suppliers will provide ample assurances of stable procurement of raw materials on a medium- and long-term basis, while also serving to further cementing the relationships with them.

News Release

Integration of Production and Sales of Cast Rolls for Steel Rolling

December 27.2005

Nippon Steel Corporation (Location: Chiyoda-ku, Tokyo, President: Akio Mimura, hereinafter referred to as Nippon Steel) and Sumitomo Metal Industries, Ltd. (Location: Chuo-ku, Osaka, President: Hiroshi Tomono, hereinafter referred to as Sumitomo Metals) agreed in September 2005 on the basic policy for the establishment of a joint venture. It will integrate and consolidate the production and sales of cast rolls for steel rolling between Nippon Steel Hyper Metal Corporation, a wholly owned subsidiary of Nippon Steel (Location: Tobata-ku, Kitakyushu-shi, Fukuoka Prefecture, President: Masataka Hase, hereinafter referred to as Hyper Metal) and Kantoc Roll, Ltd., a wholly owned subsidiary of Sumitomo Metals (Location: Wakayama-shi, Wakayama Prefecture, President: Jun Inoue, hereinafter referred to as Kantoc).

Since then, Nippon Steel and Sumitomo Metals have had argument in detail and agreed on the following matters to establish a new integrated company on April 1, next year after going through approval processes at both extraordinary general meetings of shareholders by Hyper Metal and Kantoc scheduled in January.

The new integrated company will strengthen its cast rolls business with the consolidation of production facilities and enhancement of the integrated production capacity and efficiency. In addition, quality will be further improved through technology fusion of the two companies and strengthening the capacity for technological development. As a result, rolls with better quality and service will be offered not only to Nippon Steel and Sumitomo Metals but also to other domestic and foreign steel making companies.

Meanwhile, production and sales operations of Kantoc's forged rolls for steel rolling' will be continuously operated and developed by Sumitomo Metals and Kantoc.

Nippon Steel and Sumitomo Metals will keep working to expand and deepen collaborative measures and policies to augment the advantages and benefits accruing to both companies.

1. Date of Integration
April 1, 2006

2. Method of Business Integration and Allotment of shares
Hyper Metal will succeed Kantoc's cast rolls business by the procedures of the corporate split and will allot 500 common shares to Sumitomo Metals, giving Nippon Steel and Sumitomo Metals the 80% and the 20% stake (voting rights) in the new company, respectively.

3. Outline of the New Company
Name: Nippon Steel & Sumikin Rolls Corporation
Headquarters: Tobata-ku, Kitakyushu-shi, Fukuoka
Amount of Capital: 0.4 billion yen
Shareholders: Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.
Representative: Masataka Hase (current president of Hyper Metal)
Sales: Approx. 9 billion yen (the target for the year ending March 2007)
Production Volume: Approx. 15,000 tons

For any inquiries, please contact:
Nippon Steel Corporation:
Public Relations Center, General Administration Division
Tel: 03-3275-5023

Sumitomo Metal Industries, Ltd.:
Public Relations Group, Public Relations & Investor Relations Department
Tel: 03-4416-6115

January 12, 2006
Nippon Steel Corporation

Siam Nippon Steel Pipe Co. to Increase Production Capacity

In view of the ever-increasing demand for Mechanical Structural Steel Tube for automotive usage in Thailand and other ASEAN countries, Siam Nippon Steel Pipe Co., Ltd. (SNP)—a Nippon Steel subsidiary (NSC shareholding: 60.8%) based in Thailand—will establish a subsidiary ("new company") of its own to manufacture and sell Mechanical Structural Steel Tube for automotive usage in Indonesia as well.

Production of automobiles and motor-cycles in ASEAN countries and India is increasing steadily. In Thailand and Indonesia, in particular, Japan-based manufacturers of automotive parts are already increasing their production capacities. Accordingly, the demand for Mechanical Structural Steel Tube for automotive usage is expanding in these countries. Under such conditions, Nippon Steel has been urged by its customers to increase production of Mechanical Structural Steel Tube for automotive usage.

The new company will introduce the steel pipe production know-how owned by SNP and provide a steady supply of high-precision, high-quality Mechanical Structural Steel Tube for automotive usage in Indonesia to ensure that it can meet the demand for prompt deliveries of products from the Japan-based automotive parts manufacturers that have already entered the Indonesian market.

In the future, SNP and the new company are expected to jointly build an organization capable of responding quickly to the demand for Mechanical Structural Steel Tube for automotive usage in those Southeast Asian countries and India whose automotive industries are growing rapidly. That will help Nippon Steel to further enhance its sales strength in terms of automotive steel pipe.

Outline of the new company

1. Company name: PT. Indonesia Nippon Steel Pipe
2. Capital: US $8,500,000 (SNP 95%, Toshida Industry 5%)
3. President: Hitoshi Okubo (president of SNP)
4. Location: Bukit Indah Industrial Park, Cikampek Karawang Province, West Java (about 60 km from center of Jakarta City)
5. Start-up: January 2007 (plan)
6. Total amount of investment: About ¥2,200 million
7. Production facilities: Electric resistance-welded steel tube-making mill, cold-drawing mill, heat treatment furnace and several cutting machines
8. Number of employees: About 140 (including four Japanese)
9. Business line: Manufacture and sale of Mechanical Structural Steel Tube for automobiles and motor-cycles
10. Production capacity: About 1,200 tons/month

Reference: Outline of Siam Nippon Steel Pipe

1. Company name: Siam Nippon Steel Pipe Co., Ltd. (SNP)
2. Capital: THB779.25 million (Nippon Steel's contribution: 60.8%)

3. President: Hitoshi Okubo
4. Location: Siam Eastern Industrial Park, Rayong Province, Thailand
5. Start-up: January 1996
6. Production facilities: Electric resistance-welded steel tube-making mills, cold-drawing mills, heat treatment furnaces, cutting machines and second processing machines
7. Number of employees: About 750
8. Business line: Manufacture and sale of machine structural steel pipe for two- and four-wheeled vehicles
9. Production capacity: About 4,000 tons/month

For more information, please contact:
Public Relations Center of General Administration Division of Nippon Steel Corporation
Phone: 81-3-3275-5021

February 14, 2006
Nippon Steel Corporation
Sanyo Special Steel Co., Ltd.

Cooperation between Nippon Steel and Sanyo Special Steel

Today, Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: Akio Mimura) and Sanyo Special Steel Co., Ltd. (principal place of business: Himeji City, Hyogo, President: Hiroki Sasaki) have agreed to pursue collaboration for enhancing their respective competitiveness. A "Joint Study Committee" (provisional name) will be established by both companies to explore specific measures.

Anticipating future changes in steel demand and growing international competition, this collaboration aims to provide both Nippon Steel and Sanyo Special Steel with benefits through implementation of specific collaboration measures.

Below are areas for collaboration that the two companies have agreed to study. Other areas could be added if future discussions determine that addition would be advantageous to both companies.

(1) Mutual cooperation for production optimization based on production structures of each company (e.g. consignment production)
(2) Mutual cooperation for cost reduction in the procurement of raw materials
(3) Mutual cooperation for cost reduction in the distribution of products
(4) Mutual cooperation towards joint research and development
(5) Exchange of staff in production, research and development, and other areas

Through the study and implementation of cooperative measures in the above areas, both companies intend to build cooperative relationships that strengthen their respective competitive edge.

In order to carry out cooperative measures with greater smoothness and efficiency, it has been agreed that Nippon Steel will purchase shares of Sanyo Special Steel (treasury stock held by Sanyo Special Steel) to increase its percentage of voting rights in Sanyo Special Steel up to 15% (whereby Sanyo Special Steel will become an affiliate of Nippon Steel accounted for by the equity method), while Sanyo Special Steel will purchase Nippon Steel shares approximately in the same number of shares as Nippon Steel's purchase of Sanyo Special Steel shares.

For more information, please contact:

Nippon Steel Corporation: Public Relations Center, General Administration Div. +81-3-3275-5021

Sanyo Special Steel Co., Ltd.: General Administration Office, General Administration Dept. +81-792-35-6003

Corporate Profile

Nippon Steel Corporation (Securities Code: 5401)

Head Office	**6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo**
President	**Representative Director Akio Mimura**
Established	**March 1970**
Capital	**¥419.5 billion (as of March 31, 2005)**
Sales	**¥2147.9 billion (FY2004)**
Number of employees	**15,081 (as of March, 2005)**

Sanyo Special Steel Co., Ltd. (Securities Code: 5481)

Head Office	**3007, Nakashima, Shikama-ku, Himeji City**
President	**Representative Director Hiroki Sasaki**
Established	**January 1935**
Capital	**¥20.2 billion (as of March 31, 2005)**
Sales	**¥102.4 billion (FY2004)**
Number of employees	**1,340 (as of March 31, 2005)**

February 28, 2006
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.

Basic Agreement Between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd. Concerning Integration of Structural Steel Sheet Businesses and Road and Civil Engineering Materials Businesses

As part of their cooperative measures, Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo; President: Akio Mimura) ("Nippon Steel") and Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka; President: Hiroshi Tomono) ("Sumitomo Metals") have basically agreed to begin studies on the integration of their subsidiaries, Nittetsu Steel Sheet Corporation, Nippon Steel Metal Products Co., Ltd., and Sumitomo Metal Steel Products, Inc. (corporate profiles of the above companies are provided in the attachment), with the objective of further strengthening the competitiveness of structural steel sheet businesses and road and civil engineering materials businesses.

Following are the business scope and the direction of intended studies:

(1) Structural steel sheet business: to prepare for future increase in competition, the structural steel sheet businesses of Nittetsu Steel Sheet Corporation and Sumitomo Metal Steel Products, Inc. will be integrated to effectively utilize both companies' production capacities and to build an efficient production and sales structure, with the aim of attaining the strongest position in the industry; and

(2) Road and civil engineering materials business: with the expected continuance of sluggish demand, the road and civil engineering materials businesses of Nippon Steel Metal Products Co., Ltd. and Sumitomo Metal Steel Products, Inc. will be integrated to build an efficient production and sales structure through rationalization, integration of production and other efforts, with the aim of further strengthening earnings base and competitiveness.

A Business Integration Study Committee (provisional name) will be set up to conduct studies on specific aspects of the business integrations, with the target of signing formal agreements in May 2006 and establishing integrated companies in October 2006.

For more information, please contact:
Nippon Steel: Public Relations Center, General Administration Div. +81-3-3275-5022
Sumitomo Metals: Public Relations Group, Public Relations & Investor Relations Dept. +81-3-4416-6115

Attachment: Corporate profiles of the three subsidiaries

Nittetsu Steel Sheet Corporation

Head Office:	7-5-8, Toyo, Koto-ku, Tokyo
Representative:	Masayuki Hattori, Representative Director and President
Scope of business:	Manufacture and sale of coated sheets, metal panels, etc.
Production sites:	Amagasaki, Funabashi, Konan
Capital:	¥11 billion (as of March 2005)
Sales:	¥77.8 billion (actual sales for the fiscal year ended March 31, 2005)
Number of employees:	709 (as of October 2005)
Principal shareholder:	Nippon Steel Corporation 100%

Nippon Steel Metal Products Co., Ltd.

Head Office:	2-17-12, Kiba, Koto-ku, Tokyo
Representative:	Iwao Koyama, Representative Director and President
Scope of business:	Manufacture and sale of structural materials for buildings, road and civil-engineering materials, etc.
Production sites:	Sendai, Nogi, Osaka, Hirohata, Kyushu, Kimitsu
Capital:	¥5.9 billion (as of March 2005)
Sales:	¥82.2 billion (actual sales for the fiscal year ended March 31, 2005)
Number of employees:	831 (as of April 2005)
Principal shareholder:	Nippon Steel Corporation 100%

Sumitomo Metal Steel Products, Inc.

Head Office:	1-21, Fusocho, Amagasaki City, Hyogo Prefecture
Representative:	Fumoto Shigematsu, Representative Director and President
Scope of business:	Manufacture and sale of coated sheets, road and civil-engineering materials, etc.
Production sites:	Amagasaki, Sakai
Capital:	¥7.5 billion (as of March 2005)
Sales:	¥51.5 billion (actual sales for the fiscal year ended March 31, 2005)
Number of employees:	587 (as of September 2005)
Principal shareholders:	Sumitomo Metal Industries, Ltd. 98.2%, Sumikin Bussan Corporation 1.5%, Sumitomo Corporation 0.2%